

November 14, 2013

Via E-Mail
Mr. Kevin P. Clark
Chief Financial Officer
Delphi Automotive PLC
Courteney Road
Hoath Way
Gillingham, Kent ME8 0RU
United Kingdom

> **Re: Delphi Automotive PLC**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 11, 2013**
> **File No. 001-35346**

Dear Mr. Clark:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Note 15. Shareholder's Equity, page 94
Net Income per share

1. We note from the disclosure included on page 95 that the weighted average shares used to compute basic and diluted earnings per share for the years ended December 31, 2011 and 2010 have been adjusted to give effect to the Class A, Class B and Class C membership interests that were repurchased or redeemed during 2011. Please explain in further detail how you calculated or determined the effect of the Class A, Class B and Class C membership interests on your basic and diluted weighted average shares outstanding during 2011 and 2010. As part of your response, please supplementally provide us with your computations.

Note 7. Intangible Assets, page 76

2. The disclosure regarding the estimated useful lives used to amortize your various categories of intangible assets to expense is overly broad. Please revise to disclose the range of useful lives which are being used to amortize each major category of amortizable intangible assets to expense.

Note 20. Supplemental Guarantor and Non-Guarantor Condensed Consolidating Financial Statements, page 107

3. We note the disclosure indicating that the Senior Notes issued in May 2011 are fully and unconditionally guaranteed by certain of Delphi Corporation's direct and indirect parent companies and by certain of Delphi Automotive PLC's direct and indirect subsidiaries on a joint and several basis. Please tell us and revise Note 20 to indicate whether the guarantor subsidiaries are 100% owned. Refer to the guidance outlined in Rule 3-10(f) of Regulation S-X. The notes to your interim financial statements should be similarly revised.

Report on Form 8-K filed July 31, 2013

4. We note from the press released furnished in your report on Form 8-K filed on July 31, 2013, that you have included a reconciliation of your actual net income to your "adjusted net income," a non-GAAP measure, that is essentially in the form of a non-GAAP income statement. As outlined in Question 102.10 of the Compliance and Disclosure Interpretations regarding Non-GAAP measures maintained on the Commission's website, it is generally not appropriate to present a full non-GAAP income statement for purposes of reconciling a non-GAAP measure to most comparable GAAP measure as it may attach undue prominence to the non-GAAP information. Please confirm that you will revise to eliminate this presentation. Refer to the guidance outlined on the Commission's website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief